UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

 APEX WEALTH ENTERPRISES LIMITED

(Exact name of registrant as specified in its corporate charter)

British Virgin Islands	333-110071	Not applicable
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong (Address of principal executive offices)

852-2736-2111 (Issuer's telephone number, including area code)

APEX WEALTH ENTERPRISES LIMITED

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Apex Wealth Enterprises Limited. (the "Company").  It is being mailed on or before September 17, 2005, to all persons who are holders of record of the Company's common stock as of September 12, 2005.   The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of a share exchange transaction with China Safetech Holdings Limited, and is provided for information purposes only.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transactions

The Company entered into a Share Exchange Agreement with China Safetech Holdings Limited (“Safetech”) on July 22, 2005.  This transaction closed on September 12, 2005.  Under the terms of the Agreement, the Company acquired all of the issued and outstanding shares of Safetech in exchange for issuance of 8,138,000 shares of its common stock.

At the completion of the Share Exchange, Safetech became a wholly-owned subsidiary of the Company.  Safetech is the registered beneficial owner of 100% of the issued and outstanding stock of Golden Group Corporation (Shen Zhen) Ltd. (“Golden”).  Golden is a corporation in the People’s Republic of China (“PRC”) engaged in the business of the manufacturing and distribution of security and surveillance systems, which integrates development, manufacturing, marketing, and maintenance of digital video surveillance and network communication together.

Also on July 22, 2005, the majority shareholder of the Company, First Asia International Holdings Limited, entered into a Stock Purchase Agreement with Whitehorse Technology Limited, the majority shareholder of China Safetech Holdings Limited.  Under this Agreement, Whitehorse purchased 8,862,000 shares from First Asia in exchange for $850,000.

Following the closings under the Stock Purchase Agreement and the Agreement for Share Exchange, the Company has a total of 21,558,000 shares issued and outstanding, of which 17,000,000, or approximately 78.86%, are owned by persons who were previously shareholders of Safetech. Existing shareholders of the Company retained ownership of 4,558,000 shares, or approximately 21.14% of the Company’s issued and outstanding stock

The current officer and director of the Company, Li Sze Tang, has resigned, with his resignation being effective on September 27, 2005.

MANAGEMENT

The following table sets forth the names and ages of the persons who will become officers and directors of the Company as of September 27, 2005 following the resignation of Li Sze Tang.  The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.

The directors and executive officers who will be serving the Company effective as of September 27, 2005, are as follows:

NAME	AGE	POSITION

Wu Jin Xu	35	Chief Financial Officer
Yang Yue Hua	40	Chief Technology Officer
Dong Lei Shi	41	Chief Marketing Officer
Tu Guo Shen	39	CEO and Director
Xiong Ling Feng	54	Director
Cui Jian Ping	35	Director
Lam Yan	27	Director
Chen Xing Hua	41	Director

Biographical Information

Mr. Wu Jin Xu.  Mr. Wu is the Chief Financial Officer of the Company.  He has experience in financial activities of corporations.  From 1994 to 2004, he worked as a financial manager for an optical storage company.  He supervised financial statements, financing activities, capital allocation, and internal controls.  From 2004 to 2005, Mr. Wu was the Chief Financial Officer of Golden Group Corporation (Shen Zhen) Ltd.  Here, he supervised financial statements analysis, budgeting, internal control, and auditing.

Mr. Yang Yue Hua.  Mr. Yang is the Chief Technology Officer of the Company.  He has experience in surveillance systems.  For at least the last five years, Mr. Yang has worked as the Chief Technology Officer of Golden Group Corporation (Shen Zhen) Ltd., where he is responsible for supervising the research and development activities, technical support and production.

Mr. Dong Lei Shi.  Mr. Dong is the Chief Marketing Officer of the Company.  He has experience in marketing of technology.  From 2000-2002, he was a Branch Manager & Chief Regional Manager and was responsible for supervising branch operation, marketing, and business development activities.  From 2002-2005, Mr. Dong acted as Chief Marketing Officer.  He supervised the marketing activities and market development procedures.

Mr. Tu Guo Shen.  Mr. Tu is the Chief Executive Officer and a director of the Company.  He has experience in surveillance and technology.  From 1999 to 2001, he served as Chief Executive Officer of Zhongshan Golden Grains Industry Limited and as President of Jiangxi Golden Group Limited.  From 2001 to 2005, Mr. Tu was the Chief Executive Officer and Secretary of Golden Group Corporation (Shen Zhen) Limited.

Mr. Xiong Ling Feng.  Mr. Xiong is a director of the Company.  For more than five years, he has served as the Vice President of Golden Group Corporation (Shen Zhen) Limited.  He supervises many aspects of the company and its products.

Ms. Cui Jian Ping.  Ms. Cui is a director of the Company.  For over five years, she has served as the manager of a foods company.  She has been responsible for the importing and exporting duties of the firm.

Ms. Lam Yan.  Ms. Lam is a director of the Company.  She has extensive accounting and financial experience.  She received degrees in financing and accounting from the University of Illinois in 2002.  During 2003, Ms. Lam assisted in providing consulting services and implementing auditing programs for large Japanese clients.  From 2004 to 2005, she worked as an analyst, preparing comprehensive investment proposals for key decision makers and assisted in making decisions.  From 2005 to the present, Ms. Lam performed due diligence reviews and assisted senior managers with the listing process.  Ms. Lam assists the President in international business development and investor relations.

Mr. Chen Xing Hua.  Mr. Chen is a director of the Company.  He has experience in technology companies.  From 1998 to 2001, he was President and General Manager of a technology company, where he was responsible for the firm’s overall strategic planning, operation, and business development.  From 2002 to 2005, Mr. Chen served as Vice President of the Golden Group Corporation.  He assists the president in decision making, supervising overall operations, and marketing activities.

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the share exchange and stock purchase transaction, or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 12, 2005, immediately following the exchange and purchase, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

Name and Address	No. of Shares Beneficially Owned Before Closing	% of Class Before Closing	No. of Shares Beneficially Owned After the Closing	% of Class After Closing

Whitehorse Technology Ltd. 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%	11,000,000	51.03%

Li Zhi Qun 268-1-2-501, Hongdu Avenue Central Dong Hu District Nanchang, Jiangxi, P.R.C	0	0%	2,627,500	12.19%

Tu Guo Shen (1) 268-1-2-501, Hongdu Avenue Central Dong Hu District Nanchang, Jiangxi, P.R.C	0	0%	13,627,500(2)	63.22%

Chen Xing Hua (1) No.401, Building 1 31 Qu Bao Cheng Bao An District Shenzhen, Guangdong. P.R.C	0	0%	500,000	2.32%

Song Yang No.5002, Hong Li Xi Road Fu Tian District Shenzhen, Guangdong, P.R.C	0	0%	2,290,000	10.62%

Xiong Ling Feng (1) 202 Unit 2, Building 37, Block 5 Dormitory of Nanchang Airplane Manufacture Corporation Qing Yun Pu District Nanchang, Jiangxi, P.R.C	0	0%	60,000	0.28%

First Asia International Holdings Ltd. c/o Room 3505-6 Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	10,000,000	83.33%	1,138,000	5.28%

Wu Jin Xu (1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%	0	0%

Yang Yue Hua (1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%	0	0%

Dong Lei Shi (1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%	0	0%

Cui Jian Ping (1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%	0	0%

Lam Yan (1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%	0	0%

All Officers and Directors as a Group (8 in number)	0	0%	14,187,500 (3)	65.81%

(1) The person is an officer, a director or both, effective September 27, 2005.

(2) Includes 11,000,000 shares owned by Whitehorse Technology Limited, a corporation.  Mr. Tu is the majority shareholder of Whitehorse and may be deemed the beneficial owner of these shares.  The total also includes the shares owned by Li Zhi Qun, who is Mr. Tu’s wife.  Mr. Tu may be deemed the beneficial owner of these shares.

(3) Includes all shares owned beneficially by Mr. Tu, including 11,000,000 shares owned by Whitehorse Technology Limited, of which Mr. Tu is the majority shareholder, and 2,627,500 shares owned by Li Zhi Qun, who is Mr. Tu’s wife.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No compensation was paid during Fiscal 2002 or Fiscal 2003 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

The Company has no written employment agreements with any of its officers or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has not engaged in any transactions in the last two years in which any of its officers or directors were a party.

Indemnification of Officers and Directors

As permitted by British Virgins Islands law, the Company's Articles of Association provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

September 15, 2005